UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2018

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT

AND STOCK OWNERSHIP PLAN

------------------------------------------------------

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Tompkins Financial Corporation

Investment and Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year – December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

Elmira, New York

June 26, 2019

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$14,620,370	$16,435,621
Pooled separate accounts	84,111,824	91,943,872
	98,732,194	108,379,493
Investments, at contract value:
Guaranteed Income Fund	19,064,754	18,965,743
TOTAL INVESTMENTS	117,796,948	127,345,236
Receivables:
Notes receivable from participants	2,829,267	2,720,730
Employer Contributions	14,616	78,744
Participant Contributions	502,963	586,168
TOTAL RECEIVABLES	3,346,846	3,385,642

NET ASSETS AVAILABLE FOR BENEFITS	$121,143,794	$130,730,878

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2018	2017
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$738,043	$688,128
Net (depreciation) appreciation in fair value of investments	(9,185,389)	12,180,307
	(8,447,346)	12,868,435

Interest income on notes receivable from participants	135,568	108,841

Contributions:
Employer	2,579,120	2,531,791
Participant	6,356,208	6,207,360
Rollover	1,247,916	639,780
	10,183,244	9,378,931
TOTAL ADDITIONS	1,871,466	22,356,207

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	11,629,571	5,832,045
Administrative expenses	12,890	12,004
TOTAL DEDUCTIONS	11,642,461	5,844,049

NET (DECREASE) INCREASE	(9,770,995)	16,512,158

Net assets available for benefits
at beginning of year	130,730,878	113,931,747

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	183,911	286,973
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$121,143,794	$130,730,878

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All investments of the Plan are participant directed.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

A participant is immediately vested in all elective and nonelective contributions and earnings thereon. A participant is 100% vested in the matching contributions after three years of service.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. Participants who have attained age 50 before end of year are eligible to make catch-up contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The pre-tax contribution of an employee who is contributing less than 10% of eligible compensation, will automatically increase annually by 1% increments up to a maximum of 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any Plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their Plan account maintained on their behalf in the Plan. The Board approved a 3.5% and 4% contribution for 2018 and 2017, respectively.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE A: DESCRIPTION OF PLAN, Cont’d

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% as declared quarterly. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2018 and 2017, participants transferred $183,911 and $286,973, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions as well as allocations of the Company’s discretionary contributions and plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits

The Plan provides for normal retirement benefits upon reaching the age of 65 and has provisions for early retirement, disability, death, hardship, in-service and termination benefits for those participants who are eligible to receive such benefits. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution or in installments.

Forfeited accounts

Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses. Forfeitures used to reduce employer contributions and administrative expenses were approximately $16,000 and $7,000, respectively in 2018 and approximately $70,000 and $6,000, respectively in 2017. Forfeited non-vested accounts to be utilized in future years as of December 31, 2018 was $80,068.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

Investment valuation and income recognition

The Plan’s investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Administrative expenses

The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. In addition, certain investment related expenses are included in net (depreciation) appreciation of fair value of investments presented in the accompanying statements of changes in net assets available for benefits.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

-	Quoted prices for similar assets or liabilities in active markets;
-	Quoted prices for identical or similar assets or liabilities in inactive markets;
-	Inputs other than quoted prices that are observable for the asset or liability;
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Tompkins Financial Corporation common stock

Tompkins Financial Corporation common stock is valued at the closing price as listed on the New York Stock Exchange.

Pooled separate accounts

The funds are organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (“PRIAC”), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The pooled separate accounts are valued using the Net Asset Value (“NAV”) per share of the underlying investments. There are no unfunded commitments for the pooled separate accounts as of December 31, 2018 and 2017. There is no waiting period or other restrictions on redemptions from pooled separate accounts.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Level 1	Total
December 31, 2018
Tompkins Financial Corporation common stock	$14,620,370	$14,620,370
Pooled separate accounts at NAV(1)	—	84,111,824
Total investments at fair value	$14,620,370	$98,732,194
December 31, 2017
Tompkins Financial Corporation common stock	$16,435,621	$16,435,621
Pooled separate accounts at NAV(1)	—	91,943,872
Total investments at fair value	$16,435,621	$108,379,493

(1)	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

NOTE D: GUARANTEED INCOME FUND

The Plan participates in the Prudential Guaranteed Income Fund (“GIF”), which is an insurance company issued general account backed group annuity contract. All transactions are at contract value, including discontinuance of the contract.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE D: GUARANTEED INCOME FUND, Cont’d

Since the guaranteed investment contract is fully benefit-responsive, it is required to be presented at contract value. Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings at guaranteed crediting rates, less participant withdrawals and administrative fees. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value. The GIF is a group annuity insurance product issued by PRIAC, and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all general account assets.

There are generally no events that could limit the ability of the Plan to transact at contract value paid within 90 days or contract value paid over time. There are no events that allow the issuer to terminate the contract at an amount different than contract value paid either within 90 days or over time.

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 29, 2014, that the non-standardized prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are managed by Prudential and related entities and, therefore, transactions involving these investments qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions as defined by ERISA.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 12% and 13% of net assets available for benefits at December 31, 2018 and 2017, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the
financial statements	$121,143,794	$130,730,878
Less: Participant contributions receivable	(502,963)	(586,168)
Less: Employer contributions receivable	(14,616)	(78,744)

Net assets available for benefits per Form 5500	$120,626,215	$130,065,966

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2018 AND 2017

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500, Cont’d

The following is a reconciliation of net decrease during the year per the financial statements to net loss per the Form 5500:

2018

Net decrease during the year per the financial statements	$(9,770,995)
Add: Prior year participant contributions receivable	586,168
Add: Prior year employer contributions receivable	78,744
Less: Current year participant contributions receivable	(502,963)
Less: Current year employer contributions receivable	(14,616)

Net loss per the Form 5500	$(9,623,662)

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2018

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value
*	Prudential Retirement Insurance	742,752.7554 units	$18,142,029
	and Annuity Company	Int’l Blend/Wellington
*	Prudential Retirement Insurance	609,681.7978 units	19,064,754
	and Annuity Company	Guaranteed Income Fund
*	Prudential Retirement Insurance	716,488.8002 units	16,052,465
	and Annuity Company	Core Plus Bond/PGIM
*	Prudential Retirement Insurance	447,155.4747 units	14,254,276
	and Annuity Company	Large Cap Growth/MFS
*	Prudential Retirement Insurance	314,520.1729 units	11,765,931
	and Annuity Company	Large Cap Val/LSV Asset Mgmt
*	Prudential Retirement Insurance	395,681.6031 units	9,298,800
	and Annuity Company	Mid Cap Growth/Frontier
*	Prudential Retirement Insurance	366,804.7427 units	6,725,085
	and Annuity Company	Mid Cap Value/QMA
*	Prudential Retirement Insurance	22,616.6450 units	4,333,796
	and Annuity Company	Dryden S&P 500 Index Fund
*	Prudential Retirement Insurance	99,813.2113 units	2,422,190
	and Annuity Company	Large Cap Blend/MFS
*	Prudential Retirement Insurance	37,044.2690 units	1,117,252
	and Annuity Company	Small Cap Blend/Glenmede

*	Tompkins Financial Corporation	194,912.2738 units
		Tompkins Financial
		Corporation Common Stock	14,620,370
			117,796,948

*	Participant notes receivable	3.25% - 6.25%	2,829,267
			$120,626,215

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 26, 2019	By:	/s/ Francis M. Fetsko
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP